Exhibit 21.1

Subsidiaries of Angel Oak Mortgage REIT, Inc. (1)

Angel Oak Mortgage OP GP, LLC (a Delaware limited liability company)
Angel Oak Mortgage Operating Partnership, LP (a Delaware limited partnership)
Angel Oak Mortgage REIT TRS, LLC (a Delaware limited liability company)
AOMI SPV LLC (a Delaware limited liability company)
Angel Oak Mortgage Fund TRS (a Delaware statutory trust)
AOMT II, LLC (a Delaware limited liability company) (2)
AOMR-REO, LLC (a Delaware limited liability company)
BH Lender (a Delaware LLC)

(1) In accordance with Item 601(b)(21)(ii) of Regulation S-K the names of four subsidiaries have been omitted.

(2) AOMT II, LLC is the depositor with respect to four securitization trusts that are not listed in this exhibit, but we are required to consolidate the assets and liabilities of these trusts under U.S. generally accepted accounting principles for financial reporting purposes.